Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

June 10, 2020

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewsWire and posted to the Issuer’s disclosure hall with the CSE on June 11, 2020.

Item 4Summary of Material Change

The Company announced that it has closed the previously announced definitive agreement to acquire the licensing rights for the branding of High Times® dispensaries and High Times cannabis-based CBD and THC products in the States of Michigan, Illinois and Florida and branding of High Times hemp derived CBD products nationally in the United States carrying the Culture® brand.

The transaction was completed by way of a three-cornered amalgamation under the Business Corporations Act (British Columbia), whereby 1252034 B.C. Ltd. (“Subco”), a newly formed wholly-owned British Columbia subsidiary of RWB, amalgamated with 1251881 B.C. Ltd. in exchange for 13,500,000 common shares of RWB issued at a deemed price of CDN$1.50 per share. The Company also issued one special warrant to Subco that is exercisable into 4,500,000 additional common shares of RWB in certain circumstances.

The Company paid a finder’s to an arm’s length finder in connection with the closing of the Transaction.

Item 5Full Description of Material Change

5.1Full Description of Material Change

See the attached news release.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, Chief Financial Officer
Phone:  604‐687‐2038

Item 9Date of Report

June 11, 2020